Exhibit 99.1

Zenta Group Company Limited Announces Receipt of Nasdaq Notice

Macau, November 12, 2026 — Zenta Group Company Limited (“Zenta Group” or the “Company”) (NASDAQ:ZTG), a Macau-based professional services provider which re-aligned to refocus the Company’s business operations on AI and data solutions, today announced that it has received a written notification (the “Deficiency Letter”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated November 11, 2026, indicating that for the last 31 consecutive business days, the closing bid price of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Deficiency Letter has no current effect on the listing or trading of the Company’s Class A Ordinary Shares on Nasdaq.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until May 10, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price of the Company’s Class A Ordinary Shares is at least US$1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by May 10, 2027, subject to the determination by the staff of Nasdaq, the Company may be eligible for additional time.

The Deficiency Letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

About Zenta Group Company Limited

Founded in 2019, Zenta Group Company Limited is a diversified consulting and fintech solutions provider based in Macau. The Company provides industrial park consultation, business investment consultation, and fintech product and service through its operating entities in Macau, China. Zenta Group supports clients—primarily from China’s Greater Bay Area—in navigating commercial project approvals, acquiring equity stakes in targeted opportunities, and accessing fintech solutions. With a focus on strategic growth, the Company aims to re-align its business focus on AI and data solutions.

For more information, please visit the Company’s website: https://ir.zenta.mo.

Forward-looking Statements

Certain statements in this announcement are forward-looking statements, including statement that the Company will take all reasonable measures to regain compliance. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can identify these forward-looking statements by words or phrases such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “aims,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review the risk factors and other information in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the fiscal year ended September 30, 2025.

For Investor and Media Inquiries, Please Contact:

Zenta Group

Investor Relations

Email: ir@zenta.mo